FILE 82-478

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D C
USA 20549

RE FILE NUMBER 82-478
FILINGS ENCLOSED

SUPPL

RECEIVED
2004 AUG -3 A 6:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Internet Identity Presence
1 Chapman Court
Aurora, Ont.
L4G 7N7
(905) 726-1242

04035896

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

dlw 8/3

1 Chapman Court
Aurora, Ont.
L4G 7N7
(905) 726-1242

FILE 82-478

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Owen V Dwyer, Chairman of the Board and Chief Executive Officer of Internet Identity Presence Company Inc.. , certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Internet Identity Presence Company Inc.., (the issuer) for the interim period ending April 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July12 , 2004
Owen V Dwyer,
Chairman

1 Chapman Court
Aurora, Ont.
L4G 7N7
(905) 726-1242

FILE 82-4718

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Owen V Dwyer, Chairman and Acting Chief Financial Officer of Internet Identity Presence company Inc.. , certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Internet Identity Presence Company Inc., (the issuer) for the interim period ending April 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 5, 2004
Owen V Dwyer
Chairman
and
ChiefFinancialOfficer

Aurora, Ont.
L4G 7N7
(905) 726-1242

FILE 82-478

Internet Identity Presence Company Inc.
Directors Report to Shareholders
Management Discussion

Management Discussion and Analysis for period ending April 30 , 2004

During the period to April 30 , 2004 the management determined that it was in the best interests of the shareholders to exit from the domain name,website,email business due to poor market response and the reality that the company could not raise capital to pursue its operations. A sale was completed and the Company announced plans to search for an interesting private company to merge with. As of April the management turned down two possible deals as they were considered unacceptable.We continue to pursue other situations .

We thank you for your continued support.
On behalf of the Board of Directors
Owen V. (Tony) Dwyer (Signed)
Chairman
Internet Identity Presence Company Inc.

INTERNET IDENTITY PRESENCE COMPANY INC.
1 CHAPMAN COURT
AURORA, ONTARIO, CANADA L4G 7N7
Telephone – 905-726-1242 **Email – info@wdr.ca**

NEWS RELEASE

INTERNET IDENTITY PRESENCE COMPANY INC. ANNOUNCES SHARE ACQUISITION BY Board Chairman:

Toronto, Ontario, Feb20, 2004 - Internet Identity Presence Company Inc. announces that Mr. Owen V Dwyer The Board Chairman has purchased an additional 2,500,000 common shares from the conversion of a note. This brings Mr. Dwyer's total direct and indirect holdings to 11,010,773 shares or 44% of the outstanding.

The Board is actively pursuing the acquisition of a new business and *is negotiating with several private companies in Ontario to consider a RTO.*

The information in this news release includes certain forward-looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Although Internet Identity Presence Company Inc. believes the expectations reflected in forward-looking statements are reasonable, it can give no assurance that the expectation of any forward-looking statements will prove to be correct.

No regulatory body has reviewed the adequacy or accuracy of this release.

Internet Identity Presence Company Inc. has 25,000,000 common shares issued and outstanding. The Company's shares trade on the Canadian Unlisted Board (CUB) under the symbol IPCO:CUB and on the Pink Sheets under the symbol IPCBF.
SEC 12g3-2b File Number: 82-478 CUSIP # 46061N 10 8.

For further information contact: Mr. Owen V. (Tony) Dwyer – 905-726-1242.

Internet Identity Presence
1 Chapman Court
Aurora, Ont.
L4G 7N7
(905) 726-1242

FILE 82-478

Internet Identity Presence
1 Chapman Court
Aurora, Ont.
L4G 7N7
(905) 726-1242

RE FILE 82-478

Financial Statements of

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Nine months ended April 30, 2004

(Unaudited – Prepared by Management)

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Balance Sheets
(Prepared by Management)

	April 30, 2004 (Unaudited)	July 31, 2003 (Audited)
Assets		
Current assets		
Cash	$ -	$ 1,514
Accounts receivable	-	7,526
	-	9,040
Capital assets	7,888	18,688
Goodwill	1	1
Deferred development costs	1	1
	$ 7,890	$ 27,730
Liabilities and Shareholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 12,000	$ 101,083
Other advances	15,000	125,000
Advances from officer (note 4)	-	49,974
	27,000	276,057
Shareholders' equity		
Share capital (note 2)	12,419,290	12,202,569
Treasury shares	(16,385)	(16,385)
Contributed surplus	309,718	309,718
	12,712,623	12,495,902
Deficit	(12,731,733)	(12,744,229)
	(19,110)	(248,327)
	$ 7890	$ 27,730

INTERNET IDENTITY PRESENSE COMPANY LIMITED

Statements of Operations and Deficit
Nine months ended April 30, 2004 and 2003
(Unaudited – Prepared by Management)

	2004		2003	
	3 Month Period	Year to Date	3 Month Period	Year to Date
REVENUE				
Domain site registration fees	$ 381	$ 1,109	$ -	$ -
	381	1,109	-	-
OPERATING EXPENSES				
Interest and financing costs	-	-	-	50,000
Office, general and administration	650	13,554	(4,074)	11,381
WEB site maintenance costs	600	26,450	3,234	14,840
Occupancy costs	-	9,000	-	9,600
Management and consulting fees	-	-	4,235	4,235
Legal and audit	-	750	-	-
Transfer agent	950	6,244	-	3,088
Depreciation	3,600	10,800	3,600	10,800
Shareholder information	-	4,795	-	3,217
	5,800	70,484	6,995	107,161
Income(loss) before the following item:	(5,800)	(70,484)	(6,995)	(107,161)
(loss) on debt settlement	(3,103)	(3,103)	-	-
Write off of stale dated debt	-	86,083	-	-
Net Income (loss) for the period	(8,903)	12,496	(6,995)	(107,161)
Deficit, Beginning of Period	(12,722,830)	(12,744,229)	(12,734,706)	(12,634,480)
DEFICIT, END OF PERIOD	(12,731,733)	(12,731,733)	(12,741,641)	(12,741,641)
NET INCOME (LOSS) PER SHARE	$ (0.001)	$ (0.003)	$ (0.016)	$ (0.079)

STATEMENTS OF CASH FLOWS

Nine Months Ended April 30, 2004 and 2003

(Prepared by Management - Unaudited)

	2004		2003	
	3 Month Period	Year to Date	3 Month Period	Year to Date
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net (loss) for the period	$ (8,903)	$ 12,496	$ (6,995)	$ (107,161)
Add (Deduct) item not affecting				
Write off of stale dated debt	-	(86,083)	-	-
Depreciation	3,600	7,200	3,600	10,800
Changes in non-cash operating working capital balances	(16,303)	1,517	60	16,260
	(2,302)	(55,967)	(3,335)	(101,701)
Financing Activities				
Issuance of common shares	-	216,721	-	132,795
Loans and advances from related parties	-	(49,974)	-	(59,755)
	-	56,755	-	73,040
INCREASE (DECREASE) IN CASH	(2,302)	(1,514)	(3,335)	(28,661)
CASH, BEGINNING OF PERIOD	2,302	1,514	4,849	30,175
CASH, END OF PERIOD	$ -	$ -	$ 1,514	$ 1,514

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Notes to Financial Statements
Nine months ended April 30, 2004 and 2003
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed unaudited financial statements for the nine months ended April 30, 2004 and 2003 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the nine months ended April 30, 2004 and 2003 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further *information, see the Corporation's July 31, 2003 audited financial statements. The accounting policies and* methods followed in preparing these financial statements are those used by Internet Identity Presence Company Limited (the "Corporation") as set out in the July 31, 2003 audited financial statements, except for the following:

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended April 30, 2004 are not indicative of the results that may be expected for the full year ended July 31, 2004.

2. Share capital:

(a) Authorized:
Unlimited number of common shares

(b) Issued:

	Number of of shares	Amount
Balance July 31, 2003	16,150,000	$12,202,569
Issued for debt settlements	8,850,000	216,721
Balance, January 31, 2004	25,000,000	$12,419,290

3. Income taxes:

At April 30, 2004 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

- The advances from related parties are interest free and have no terms of repayment.